Filed Pursuant to Rule 433

Registration No. 333-212916

June 12, 2018

Synovus Financial Corp.

8,000,000 Underwritten Shares of 6.300%

Fixed-To-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D (“Series D Preferred Stock”)

Issuer:	Synovus Financial Corp. (the “Company”), a Georgia corporation.

Securities Offered:	8,000,000 shares of Series D Preferred Stock

Over-allotment Option:	None

Expected Issue Ratings*:	Standard & Poor’s: BB- (Stable) Fitch: B (Positive)

Liquidation Preference:	$25 per share of Series D Preferred Stock

Maturity Date:	Perpetual

Dividend Rate (Non-Cumulative):	From June 21, 2018 to, but excluding, June 21, 2023, 6.300% and from and including June 21, 2023, Three-Month LIBOR plus 335.2 basis points

Dividend Payment:	Beginning September 21, 2018, each March 21, June 21, September 21 and December 21

Day Count:	From June 21, 2018 to, but excluding, June 21, 2023, 30/360 and from and including June 21, 2023, Actual/360

Optional Redemption:	Redeemable in whole or in part, at $25 per share plus, any declared and unpaid dividends, on June 21, 2023, or any dividend payment date thereafter. Also, redeemable in whole upon the occurrence of a “regulatory capital treatment event” (as defined in the prospectus supplement) at $25 per share, plus any declared and unpaid dividends.

Trade Date:	June 12, 2018

Settlement Date:	June 21, 2018

Public Offering Price:	$25 per Underwritten Share

Underwriting Commission:	For all sales, except to institutions, 3.150%; for sales to institutions, 2.000%

Net Proceeds (before expenses) to the Issuer:	$195,496,875

Bookrunning Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Joint Lead Manager	J.P. Morgan Securities LLC

Co-Managers:	Synovus Securities, Inc. Sandler O’Neill & Partners, L.P.

CUSIP/ISIN:	87161C 600 / US87161C6003

*Note: A Securities rating is not a recommendation to buy, sell or hold Securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the shares of Series D Preferred Stock will be made against payment therefore on or about June 21, 2018, which is the seventh business day following the date hereof (such settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the shares will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the shares who wish to trade the shares on the date of pricing should consult their own advisors.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS SUPPLEMENT AND A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THESE DOCUMENTS AND THE OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, YOU CAN REQUEST THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS BY CALLING CITIGROUP GLOBAL MARKETS INC. AT 1-800-831-9146 OR MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED AT 1-800-294-1322.